December 10, 2018

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 372 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to revise principal investment strategy disclosures as well as principal and non-principal investment risk disclosures for the HCM Dividend Sector Plus Fund.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Phone: 614.469.3217